FORM 5		UNITED STATES SECURITIES AND EXCHANGE COMMISSION
				Washington, D.C. 20549							OMB APPROVAL
Check this box if no longer subject to											OMB Number: 3235-0362
Section 16. Form 4 or Form 5 obligations		ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP									Expires: January 31, 2005
may continue. See instruction 1(b).											Estimated average burden
Form 3 Holdings Reported	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility										hours per response. . . . . . .1.0
Form 4 Transactions Reported		Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol						6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
Couture	Jacques	R.	Community Bancorp.		CMTV				__X___Director		_____ 10% Owner
(Last)	(First)	(Middle)	3. I.R.S. Identification		4. Statement for				______Officer (give		_____ Other (specify below)
			Number of Reporting		Month/Day/Year				title below)
560 VT Route 100			Person, if an entity		12/	31	/2002			_________________________
	(Street)		(Voluntary)		5. If Amendment, Date of				7. Individual or Joint/Group Filing (Check Applicable Line)
Westfield	VT	05874			Original (Month/Day/Year)				_X_Form filed by One Reporting Person
(City)	(State)	(Zip)	###-##-####						___Form filed by More than One Reporting Person
Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security			2. Trans-	2A.	3. Transaction		4. Securities Acquired (A)			5. Amount of	6. Ownership	7. Nature of
(Instr. 3)			action	Deemed	Code		or Disposed of (D)			Securities	Form:	Indirect
			Date	Execution	(Instr. 8)		(Instr. 3, 4 and 5)			Beneficially	Direct (D)	Beneficial
				Date, if						Owned	or Indirect	Ownership
				any						at End of	(I)
			(Month/	(Month/				(A)		Issuer's
			Day/	Day/				or		Fiscal Year
			Year)	Year)	Code	V	Amount	(D)	Price	(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)
Community Bancorp. Common Stock			2/1/2002		R		45.3859	A	$14.1630	4,062.8930	D
Community Bancorp. Common Stock			2/1/2002		R		0.6227	A	$14.1630	55.7667	I	As custodian for son
Community Bancorp. Common Stock			5/1/2002		R		46.1043	A	$14.1000	4,108.9973	D
Community Bancorp. Common Stock			5/1/2002		R		0.6326	A	$14.1000	56.3993	I	As custodian for son
Community Bancorp. Common Stock			8/1/2002		R		45.3783	A	$14.4880	4,154.3756	D
Community Bancorp. Common Stock			8/1/2002		R		0.6226	A	$14.4880	57.0219	I	As custodian for son
Community Bancorp. Common Stock			11/1/2002		R		42.4078	A	$15.6740	4196.7834	D
Community Bancorp. Common Stock			11/1/2002		R		0.5819	A	$15.6740	57.6038	I	As custodian for son

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).												SEC 2270 (9-02)
**Intentional misstatements or ommissions of facts constitute Federal Criminal
Violations. See 18 U.S.C. 1001 and U.S.C. 78ff(a).									/s/ Jacques R. Couture			1/24/2003
Persons who respond to the collection of information contained in this form are not required									**Signature of Reporting Person			Date
to respond unless the form displays a currently valid OMB control number.

NOTE: Table II Not Applicable at this time